

Mail Stop 4561

June 6, 2018

Kun Dai
Chief Executive Officer
Uxin Limited
37/F, Tower B, Wangjing SOHO T3,
No. 10, Wangjing Street, Chaoyang District
Beijing, 100102
People's Republic of China

> **Re:** **Uxin Limited**
> **Registration Statement on Form F-1**
> **Filed May 29, 2018**
> **Amendment No. 1 to Registration Statement on Form F-1**
> **Filed June 1, 2018**
> **File No. 333-225266**

Dear Mr. Dai:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 22, 2018 letter.

Summary Consolidated Financial and Operating Data, page 10

1. Please tell us how you concluded that the share grant to Mr. Kun Dai and the surrender of shares by a company controlled by Mr. Dai are directly attributable to the transaction or explain the basis for including them in the pro forma computation. Refer to Rule 11-02(b)(6) of Regulation S-X.

2. Clarify if the restricted shares disclosed in Note (2) on page 11 as issued and granted to "Mr. Kun Dai" on May 14, 2018 are the same shares disclosed in Note 31 on page F-138 as shares issued and granted to "Xin Gao Group" on May 14, 2018. Please advise or revise.

Management's Discussion and Analysis of Results of Operations and Financial Condition

Liquidity and Capital Resources

Investing Activities, page 107

3.   Your statement that net cash used in investing activities was primarily attributable to the proceeds from disposal of long term investments does not reflect the activities in your Unaudited Interim Condensed Consolidated Statements of Cash Flows on page F-79. Please revise or advise.

Business

Our Platform and Services, page 133

4.   You disclose on page 136 that you ceased the practice of collecting interest on behalf of the financing partners since the second quarter of 2018. Please discuss the expected impact on trends in your guarantee liability as you are now facilitating loans with a lower upfront payment, which may expose you to additional credit risk. Please also describe additional steps you take in addition to your normal credit evaluation procedures, if any, to mitigate such risk. Refer to Item 5.D of Form 20-F.

Notes to Consolidated Financial Statements

Note 25. Share-Based Compensation, page F-58

5.   Please refer to our prior comments 4 and 5. It remains unclear how you determined that you anticipated the IPO to be complete within six months for the key management grants and recorded compensation under the probable notion in ASC 718 but simultaneously determined that an IPO was not probable for your preferred stock and employee stock grants. Please provide additional information as to how you concluded different accounting treatment for each was necessary, including specific references to any accounting literature you relied on.

Unaudited Interim Condensed Consolidated Financial Statements

Note 31. Subsequent Events, page F-138

6.   Please revise to include an estimate of the financial statement impact of subsequent events. For example, you disclose that you accelerated vesting for stock options and granted restricted shares that vest upon IPO to your CEO. Refer to ASC 855-10-50-2.

7.   Please tell us how the May 14, 2018 issuance and grant of 17,742,890 restricted shares to Xin Gao Group for US $.0001 relate to the "Surrender Shares" used May 28, 2018 for the "Repayment Amount." Please reconcile the price paid for those shares to the "estimated settlement repayment per share price of US $3.68069" used to determine the number of shares surrendered to pay off the Xin Gao Group debt. Tell us in greater detail how you valued and will account for each of the May 14th and May 28th transactions and the authoritative basis for your accounting. In your response, specifically address why the estimated settlement repayment per share price is lower than the range of fair values used for stock based compensation as disclosed on page 120. We may have further comment over the US $3.68069 estimated settlement repayment price once you have an estimated offering price or range.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Rebekah Lindsey, Staff Accountant, at (202) 551-3303, or Craig Wilson, Senior Assistant Chief Accountant, at (202) 551-3226, if you have questions regarding comments on the financial statements and related matters. Please contact Jeff Kauten, Attorney-Advisor, at (202) 551-3447, or in his absence, me at (202) 551-3673, with any other questions. If you require further assistance, please contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Folake Ayoola

Folake Ayoola
Special Counsel
Office of Information Technologies and
Services

cc: Z. Julie Gao, Esq.
       Skadden, Arps, Slate, Meagher & Flom LLP